Exhibit 99.5

Allen&Gledhill
ADVOCATES & SOLICITORS
Dated 15 July 2009
TERRA INVESTMENTS PTE. LTD.
and
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
SALE AND PURCHASE AGREEMENT

ALLEN & GLEDHILL LLP
ONE MARINA BOULEVARD #28-00
SINGAPORE 018989

i

Contents	Page

Annex 1	15

JTC Consent Letter	15

ii

This Agreement is made on 15 July 2009 between:
(1)	TERRA INVESTMENTS PTE. LTD. (UEN/Registration No. 200413927M), a company incorporated in Singapore, having its registered office at 60B Orchard Road #06-18, The Atrium@Orchard, Singapore 238891 (the “Vendor”); and

(2)	CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (UEN/Registration No. 198703584K), a company incorporated in Singapore with its registered office at 60 Woodlands Industrial Park D Street 2, Singapore 738406 (the “Purchaser”).
Whereas:
(A)	The Vendor is the legal and beneficial owner of the Property (as defined below) and has granted the Long Term Subleases (as defined below) in the Property.

(B)	At the Vendor’s request, the Vendor has agreed to sell and the Purchaser has agreed to purchase the Property subject to the Long Term Subleases, upon the terms and subject to the conditions of this Agreement.

(C)	JTC has issued the JTC Approval (as defined below) to the Vendor subject to the terms and conditions in the JTC Consent Letter (as defined below).
It is agreed as follows:
1.	Interpretation
1.1	Definitions: In this Agreement, except where the context otherwise requires, the following expressions shall bear the following meanings namely:
1.1.1	“Agreed Sum” shall have the meaning ascribed to it in Clause 7.1.

1.1.2	“Business Day” means any day (other than a Saturday or Sunday or public holiday) on which commercial banks in Singapore are open for business.

1.1.3	“Completion” means the completion of the sale and purchase of the Property pursuant to Clause 11.

1.1.4	“Completion Date” means 24 July 2009 or such other date as the Parties may mutually agree in writing.

1.1.5	“CSP” means Chartered Silicon Partners Pte Ltd, (Company Registration No. 199701972G), a company incorporated in Singapore, having its registered office at 60 Woodlands Industrial Park D Street 2, Singapore 738406.

1.1.6	“CSP Agreement” means the agreement for sublease dated 24 September 1999 entered into between STPL and CSP for a term of 30 years less 1 day from 1 July

1997 in respect of Fab 6, which has been subsequently novated pursuant to a novation agreement dated 31 December 2004 between STPL, as original landlord, the Vendor, as new landlord and CSP, as tenant.

1.1.7	“Deed of Novation” shall have the meaning ascribed to it in Clause 8.3.

1.1.8	“Encumbrance” means a mortgage, charge, pledge, lien, security interest or encumbrance or any other agreement or arrangement having substantially the same economic effect, including any retention of title arrangement, affecting the title of the Property.

1.1.9	“Fab 2 and Fab 3/5” shall have the meaning ascribed to it in Schedule 1.

1.1.10	“Fab 3/5 carpark” shall have the meaning ascribed to it in Schedule 1.

1.1.11	“Fab 6” shall have the meaning ascribed to it in Schedule 1.

1.1.12	“Fab 7” shall have the meaning ascribed to it in Schedule 1.

1.1.13	“GST” means the goods and services tax levied under the Goods and Services Tax Act (Chapter 117A).

1.1.14	“Head Lease” means collectively the head leases granted by JTC (as lessor) to the Vendor (as lessee) in respect of the Property, particulars of which are set out in column 5 of Schedule 1.

1.1.15	“Head Lease Term” means the term of the Head Lease, particulars of which are set out in column 5 of Schedule 1.

1.1.16	“JTC” means Jurong Town Corporation, a body corporate incorporated under Jurong Town Corporation Act and having its head office at JTC Summit, 8 Jurong Town Hall Road, Singapore.

1.1.17	“JTC Approval” means JTC’s in-principle approval to the sale and purchase of the Property by the Vendor to the Purchaser, subject to the Long Term Subleases.

1.1.18	“JTC Consent Letter” means the letters of consent dated 15 April 2009 and 20 April 2009 issued by JTC to the Vendor in relation to the JTC Approval, copies of which are attached to this Agreement as Annex 1 (and as may be amended, modified and supplemented by JTC).

1.1.19	“Long Term Subleases” means collectively the long term subleases granted by the Vendor in favour of the Purchaser (as lessee) and CSP (as lessee), particulars of which are set out in column 6 of Schedule 1 with a tenure for the whole of the term of the Head Lease, less the last day of the Head Lease Term.

1.1.20	“Outgoings” means in respect of the Property:
(i)	land rent, service charge and/or premium (if any) payable to JTC as lessor under the Head Lease;

(ii)	rates and taxes (other than the Vendor’s income tax and any other taxes levied, assessed or charged on the Vendor on its profits or gains and GST) and includes, but is not limited to, all fees, charges, assessments, duties and levies, assessed or charged by government authorities in relation to the Property; and

(iii)	all costs, charges and other operating expenses associated with the operation of the Property.
1.1.21	“Parties” means the Vendor and the Purchaser, and “Party” means either of them.

1.1.22	“person” means a person, firm, company or corporation.

1.1.23	“Property” means singly and collectively all the properties, particulars of which are set out in Schedule 1.

1.1.24	“Pte Lot A1964510” shall have the meaning ascribed to it in Schedule 1.

1.1.25	“Purchase Price” shall have the meaning ascribed to it in Clause 3.1.

1.1.26	“S$” means the lawful currency of Singapore.

1.1.27	“Slurry Plant” shall have the meaning ascribed to it in Schedule 1.

1.1.28	“State Lease” means collectively the state leases granted by the President of the Republic of Singapore (as lessor) to JTC (as lessee) in respect of the Property, particulars of which are set out in column 7 of Schedule 1.

1.1.29	“STPL” means Singapore Technologies Pte Ltd, a company incorporated in Singapore and having its registered office at 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

1.1.30	“Tax Authorities” shall have the meaning ascribed to it in Clause 7.1.
1.2	Statutory Provisions: Any reference in this Agreement and the Schedules to a statutory provision shall include such provision and any regulations made in pursuance thereof as from time to time modified or re-enacted whether before or after the date of this Agreement so far as such modification or re-enactment applies or is capable of applying to any transactions entered into prior to or on Completion and (so far as liability thereunder may exist or can arise) shall also include any past statutory provisions or regulations (as from time to time modified or re-enacted) which such provision or regulation has directly or indirectly replaced.

1.3	Miscellaneous: The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, words (including words defined herein) denoting the singular number only shall include the plural and vice versa. The words “written” and “in writing” include any means of visible reproduction. References to “Clauses”, “Schedules” and “Annexes” are to be construed as references to the clauses of, the schedules to, and the annexes to, this Agreement. Any reference to a sub-clause or a paragraph is a reference to a sub-clause or paragraph of the clause in which such reference appears. References to times of day are to Singapore time unless otherwise stated.

1.4	Schedules and Annexes: The Schedules and Annexes hereto shall be taken, read and construed as parts of this Agreement and the provisions thereof shall have the same force and effect as if expressly set out in the body of this Agreement.

1.5	Construction: This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.
2.	Sale and Purchase
The Vendor shall sell and the Purchaser shall purchase the Property subject to the Long Term Subleases upon the terms and subject to the conditions of this Agreement.
3.	Purchase Price
3.1	Purchase Price: The purchase consideration (the “Purchase Price”) payable by the Purchaser to the Vendor for the Property subject to the Long Term Subleases shall be S$1.00, exclusive of GST.

3.2	Mode of Payment of Purchase Price: The Purchase Price shall be paid by the Purchaser to the Vendor on Completion by way of cheque or in such other manner as the Parties may agree in writing.
4.	Title
4.1	Title Document: Title to the Property shall be in order and properly deduced. The Purchaser shall not require the production of or raise any objection in respect of title deeds and other documents not in the Vendor’s possession nor make any requisition or objection whatsoever in respect thereof.

4.2	Free from Encumbrances: The Vendor confirms that it is the registered legal and beneficial owner of the whole of the Property. Subject to the Long Term Subleases and any subleases or sublicenses in respect of the Property created by the Purchaser or CSP, title to the Property shall be free from Encumbrances on Completion.
5.	Incidents of Tenure
5.1	The Vendor believes (and the Purchaser accepts) that the Property is correctly described as to quantity and otherwise.

5.2	The Property is sold subject to:
5.2.1	all chief, quit, and other rents and outgoings;

5.2.2	all incidents of tenure, rights of way, and other rights and easements affecting the Property;

5.2.3	all the covenants and conditions of the Head Lease and the State Lease (insofar as the covenants and the conditions of the State Lease are incorporated in the Head Lease);

5.2.4	the zoning and use of each of the Property as currently approved by JTC and/or the relevant competent authorities and all restrictive and other covenants and conditions (if any) affecting each of the Property or its use, and none of the foregoing shall annul the sale nor shall any abatement or compensation be claimed by the Purchaser in respect of any of the matters set forth in Clauses 5.2.1, 5.2.2, 5.2.3 and 5.2.4.
6.	Damage to Property
6.1	State and Condition: The Property is sold in its state and condition as at the date of this Agreement and as at Completion, as regards access, repair, physical state, light, air, drainage, sewerage and utility services, and all other respects. The Purchaser shall not be entitled to raise any objections or requisitions thereto.

6.2	Risk of Damage: As from the date of this Agreement, the Property sold shall be at the sole risk of the Purchaser as regards loss caused by fire or other accident, act of God or any other happening or event of non-occupation or otherwise.
7.	Taxes
7.1	The Purchase Price and other sums (if any) payable by the Purchaser pursuant to the provisions of this Agreement (the “Agreed Sum”) shall, as between the Vendor and the Purchaser be exclusive of any applicable GST which may from time to time be imposed or charged before, on or after the date of this Agreement (including any subsequent revisions thereto) by any government, quasi-government, statutory or tax authority (the “Tax Authorities”) on or calculated by reference to the amount of the Agreed Sum (or any part thereof) and the Purchaser shall pay all such GST or reimburse the Vendor for the payment of such GST, as the case may be, in such manner and within such period as to comply or enable the Vendor to comply with any applicable orders or directives of the Tax Authorities and the relevant laws and regulations.

7.2	The Purchaser shall indemnify the Vendor and hold the Vendor harmless from any losses, damages, claims, demands, proceedings, actions, costs, expenses, interests and penalties suffered or incurred by the Vendor arising from any claim, demand, proceeding or action that may be made or instituted by the Tax Authorities in respect of such GST and resulting from any failure or delay on the Purchaser’s part in the payment and discharge of any such GST.

7.3	Without prejudice to the Vendor’s rights under Clauses 7.1 and 7.2 hereof, the Purchaser shall pay to the Vendor an amount equivalent to the GST which would be charged in respect of the sale of the Property.
8.	Long Term Subleases
8.1	The Property is sold subject to the Long Term Subleases. The Purchaser shall purchase the Property with full notice of the terms and conditions of each of the Long Term

Subleases and the Purchaser shall not be entitled to make or raise any enquiry, requisition or objection whatsoever in respect thereof.

8.2	Notwithstanding any provisions in this Agreement, if any of the Long Term Subleases expires or is terminated on or before Completion, the Purchaser shall not make any objection to such expiry or termination and the Purchaser shall accept vacant possession of that part of the Property on Completion.

8.3	The Purchaser shall execute and deliver, and shall procure CSP to execute and deliver (where applicable), to the Vendor by Completion a deed of novation (“Deed of Novation”) in favour of the Purchaser (as sublessor) in respect of the CSP Agreement.

8.4	All costs and expenses incurred or to be incurred in connection with the Deed of Novation and the stamp duty payable thereon shall be borne by the Purchaser.

8.5	The Purchaser shall, with effect from Completion, take over, discharge and fulfil all the Vendor’s obligations (as sublessor) under the CSP Agreement with effect from Completion and the Purchaser shall keep the Vendor fully indemnified against all claims, demands, actions, proceedings, damages, losses, costs, expenses and liabilities caused or contributed by any default or failure on the Purchaser’s part to discharge and fulfil as aforesaid the Vendor’s obligations under the CSP Agreement, to the intent that the Vendor shall be under no further obligations or liabilities to and suffer no loss or expense under any claim made by CSP in respect of the CSP Agreement, provided that nothing herein shall be construed as rendering the Purchaser liable for any breach by the Vendor prior to Completion, of its obligations under the CSP Agreement. The provisions of this Clause shall not merge in the transfer of the Property to the Purchaser and shall continue in full force and effect notwithstanding Completion.

8.6	Without prejudice to Clause 8.3, all the rights title interest and estate of the Purchaser under each of the Long Term Subleases to which the Purchaser is a party shall merge in the transfer or assurance of the Property from the Vendor to the Purchaser upon Completion of the sale and purchase herein, provided that nothing herein shall be construed as releasing a party under the Long Term Subleases from any breach by that party prior to Completion, of its obligations under the Long Term Subleases. The provisions of this clause shall not merge in the transfer of the Property and shall continue in full force and effect notwithstanding Completion.
9.	JTC Approval
9.1	The Vendor has obtained and JTC has granted the JTC Approval to the Vendor for the transfer/assignment of the Property, subject to the Long Term Subleases to the Purchaser and subject to compliance of the terms and conditions in the JTC Consent Letter by both the Vendor as assignor and the Purchaser as assignee of the Property.

9.2	The parties hereto agree and shall accept the terms and conditions imposed by JTC in the JTC Consent Letter applicable to the Vendor or the Purchaser respectively.

9.3	Upon signing of this Agreement, each Party shall as soon as practicable, comply with, accept, observe and perform all such terms and conditions imposed on each of them by

JTC and/or any of the competent authorities as conditions for the grant of the JTC Approval by the date scheduled for Completion or such other date as the Parties may agree and as permitted by JTC. In this regard, both the Vendor and the Purchaser shall submit to JTC its respective acceptance of the terms of the JTC for granting the JTC Approval (in the formats as prescribed or provided in the JTC Consent Letter) within three (3) Business Days from the date of this Agreement.

9.4	All costs and fees relating to such application shall be borne by the Purchaser.

9.5	Notwithstanding the other provisions of this Clause 9, the Purchaser shall and undertakes to, at its own cost and expense and before the date fixed for Completion, accept, comply with, observe and perform all such terms and conditions imposed by JTC in granting the JTC Approval, including without limitation such conditions applicable to the Vendor as assignor, transferor or lessee of the Property.
10.	Outgoings
The Purchaser shall bear all Outgoings with effect from and including the date of this Agreement up to and including the Completion Date whether such Outgoings are levied or increased before, on or after the Completion Date.
11.	Completion
11.1	Place/time of Completion: Subject to the provisions of this Agreement, Completion shall take place at the office of the Vendor or such other venue in Singapore as the Vendor may reasonably direct.

11.2	Vendor’s Obligations on Completion: On Completion, the Vendor shall deliver to the Purchaser :
11.2.1	duly executed instrument of transfer in respect of Fab 2 and Fab 3/5 and Fab 3/5 carpark in favour of the Purchaser;

11.2.2	duly executed Deed of Assignment of Building Agreement / Agreement for Lease in favour of the Purchaser in respect of Fab 6, Fab 7, Slurry Plant and Pte Lot A1964510;

11.2.3	original duly executed Deed of Novation of the CSP Agreement in favour of the Purchaser;

11.2.4	original CSP Agreement;

11.2.5	Certificates of Title (Sub) in respect of Fab 2 and Fab 3/5 and Fab 3/5 carpark;

11.2.6	original Building Agreement dated 24 September 1999 made between JTC and STPL in respect of Fab 6;

11.2.7	original Assignment of Building Agreement dated 31 December 2004 made between STPL and the Vendor in respect of Fab 6;

11.2.8	original Building Agreement dated 30 July 2001 made between JTC and STPL in respect of Fab 7;

11.2.9	original Deed of Assignment dated 31 December 2004 made between STPL and the Vendor in respect of Fab 7;

11.2.10	original Building Agreement dated 21 April 2005 made between JTC and STPL in respect of the Slurry Plant;

11.2.11	original Deed of Assignment dated 8 July 2005 made between STPL and the Vendor in respect of the Slurry Plant;

11.2.12	original Agreement for Lease dated 31 January 2008 made between JTC and the Vendor in respect of Pte Lot A1964510;

11.2.13	original Sublease No. I230448S and I/230439S made between the Vendor and the Purchaser in respect of Fab 2 and Fab 3/5 and Fab 3/5 carpark respectively;

11.2.14	original Agreement for Sublease dated 24 September 1999 made between STPL and CSP in respect of Fab 6, together with original Novation Agreement dated 31 December 2004 made between STPL, the Vendor and CSP;

11.2.15	original Agreement for Sublease dated 30 July 2001 made between STPL and the Purchaser in respect of Fab 7, together with original Novation Agreement dated 31 December 2004 made between STPL, the Vendor and the Purchaser;

11.2.16	original Supplemental Agreement dated 3 January 2007 made between the Vendor and the Purchaser in respect of Fab 7;

11.2.17	original Agreement for Sublease dated 8 July 2005 made between STPL and the Purchaser in respect of Slurry Plant, together with original Novation Agreement dated 8 July 2005 made between STPL, the Vendor and the Purchaser;

11.2.18	original Supplemental Agreement dated 3 January 2007 made between the Vendor and the Purchaser in respect of Slurry Plant;

11.2.19	original Agreement for Sublease dated 31 January 2008 made between the Vendor and the Purchaser in respect of Pte Lot A1964510;

11.2.20	copy(ies) of the notice(s) of transfer to the property tax department; and

11.2.21	all other relevant title documents relating to the Property in the Vendor’s possession.
11.3	In exchange for compliance by the Vendor of its obligations in Clause 11.2, the Purchaser shall pay to the Vendor the amount of the Purchase Price payable in accordance with Clause 3.1.

12.	Encroachment and Compulsory Acquisition
In the event any encroachment shall be found to exist or if the Government or any local authority has any intention of acquiring the Property or any part thereof, the same shall not annul the sale and purchase herein nor shall any abatement or compensation be allowed in respect thereof. In particular and without prejudice to the generality of the foregoing, if any notice of intended acquisition or of acquisition is issued made or served by the Government or other local authority acquiring or intending to acquire the Property or any part thereof at any time prior to the date fixed for completion such notice shall not relieve the Purchaser from the Purchaser’s obligations to complete the purchase and no abatement or compensation shall be allowed in respect thereof.
13.	Release and Indulgence
13.1	Discretion to Release: Any liability to either Party under this Agreement may in whole or in part be released, compounded or compromised, or time or indulgence given, by such Party in its absolute discretion as regards the other Party without in any way prejudicing or affecting its other rights and remedies against the other Party.

13.2	No Waiver: No failure on the part of either Party to exercise, and no delay on its part in exercising, any right or remedy under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies (whether provided by law or otherwise).
14.	Severability
In the event that any of the provisions of this Agreement shall be determined invalid, void or unenforceable, such provision shall be deemed to be deleted from this Agreement and the remaining provisions of this Agreement shall continue in full force and effect.
15.	Continuing Effect of Agreement
15.1	Non Merger: The terms and conditions of this Agreement shall not merge with the assurance of the Property to the Purchaser or be extinguished but shall remain in full force and effect notwithstanding Completion so long as any term or condition remains to be fulfilled.

15.2	Agreement Binding: This Agreement shall be binding on and shall enure for the benefit of each Party’s successors and permitted assigns. Save for any assignment or transfer of any rights, benefits or obligations under this Agreement to any financier of the Purchaser or any mortgagee of the Property, neither of the Parties may assign or transfer any of its rights and/or obligations under this Agreement without the prior written consent in writing of the other Party.
16.	Announcements
Subject to the proviso below, neither Party shall make or authorise the making of any press or other public announcement concerning the subject matter of this Agreement without the prior written consent of the other Party.

Provided Always that the above restriction does not apply where such announcement is required by any applicable law or regulation including the listing rules of any stock exchange (including SGX-ST) in respect of the existing of this Agreement or any information relating to the terms of or the transactions contemplated by this Agreement but the relevant Party must first consult the other Party on the content of such statement, release or announcement and shall accept and take into account the comments or changes thereto as reasonably required by the other Party.
17.	Costs and Expenses
The Purchaser shall bear all the legal, professional and other costs and expenses (including stamp duty, registration fees) incurred by the Vendor in connection with (i) the negotiation, preparation and execution of this Agreement (ii) the sale of the Property by the Vendor to the Purchaser and (iii) the compliance of such terms and conditions imposed by JTC in granting the JTC Approval.
18.	Notices
All notices, demands or other communications required or permitted to be given or made under this Agreement shall be in writing and delivered personally or sent by prepaid registered post or by facsimile addressed to the intended recipient thereof at its address or facsimile number, and marked for the attention of such person (if any), designated by each Party to the other Party for the purposes of this Agreement. The initial address, facsimile number and person (if any) so designated by the Parties are set out below:

Vendor	:	Terra Investments Pte Ltd

60B Orchard Road #06-18

The Atrium @ Orchard

Singapore 238891

Attention : Director

Fax Number : (65) 6828 6213

Purchaser	:	Chartered Semiconductor Manufacturing Ltd

60 Woodlands Industrial Park D

Singapore 738406.

Attention : Legal Department

Fax Number : (65) 6360 4970
Any such notice, demand or communication shall be deemed to have been duly served (if given or made by facsimile) immediately or (if given or made by letter) immediately if hand delivered or two days after posting and in proving the same it shall be sufficient to show that the envelope containing the same was duly addressed, stamped and posted.
19.	Governing Law
This Agreement shall be governed by, and construed in accordance with, the laws of Singapore, and the Parties agree to submit to the non-exclusive jurisdiction of the Singapore Courts.
20.	Entire Agreement
This Agreement embodies all the terms and conditions agreed upon between the Parties as to the subject matter of this Agreement (and supersedes and cancels in all respects all previous representations, warranties, agreements and undertakings (if any) whether such be written or oral made between the Parties with respect to the subject matter hereof) save and except those mutually agreed in writing amongst the Parties after the due execution of this Agreement.
21.	Singapore Law Society’s Conditions of Sale 1999
The general conditions of sale known as “The Singapore Law Society’s Conditions of Sale 1999” shall apply to the sale and purchase of the Property insofar as the same are applicable to a sale by private treaty and are not varied by or inconsistent with the terms and conditions herein contained. In the event of any inconsistency, the provisions of this Agreement shall prevail.
22.	Contracts (Rights of Third Parties) Act (Chapter 53B)
The Contracts (Rights of Third Parties) Act, (Cap. 53B) shall not apply to give any person any right to enforce or enjoy the benefit of any term of this Agreement except and to the extent (if any) that the provisions of this Agreement expressly provide for the Contracts (Rights of Third Parties) Act (Cap. 53B) to apply to them.

Schedule 1
Property

1	2	3	4		5	6	7
					Tenure of		State Lease of
					Head Lease		Property granted
					of Property		to JTC by the
		Lot No.			granted to		President of the
	Private Lot	all of	Certificate of		Vendor by	Long Term	Republic of
No.	No.	Mukim 13	Title (Sub)		JTC	Sublease	Singapore
1	A1964503 & A1964504 (formerly known as Pte Lot A12787 & A12787(a)) (“Fab 2 and Fab 3/5”)	3796P	Certificate of Title (Sub) Volume 627 Folio 9		30 years from 16/02/1994	Sublease No. I/230448S issued in favour of the Purchaser (as sublessee) for a term of 30 years less 1 day from 16/02/1994 CT(Sub) Volume 627 Folio 14	State Lease No. 22275, as supplemented by a Supplemental Deed dated 24/03/2008
2	A1964505 (formerly known as Pte Lot A12787(b)) (“Fab 3/5 carpark”)	3797T	Certificate of Title (Sub) Volume 627 Folio 8		30 years from 16/02/1994	Sublease No. I/230439S issued in favour of the Purchaser (as sublessee) for a term of 30 years less 1 day from 16/02/1994 CT(Sub) Volume 627 Folio 24	State Lease No. 22275, as supplemented by a Supplemental Deed dated 24/03/2008
3	A1964506 (formerly known as Pte Lot A12787(d)) (“Fab 6”)	230L (pt) and 1179P	• •	Building Agreement dated 24/09/1999 made between JTC and STPL; and Assignment of Building Agreement dated 31/12/2004 made	30 years from 01/07/1997	Agreement for Sublease dated 24 September 1999 made between STPL[1] (as sublessor) and CSP (as sublessee) for a term of 30 years less 1 day from 01/07/1997	State Lease No. 23643, as supplemented by a Supplemental Deed dated 24/03/2008

[1]	A Novation Agreement dated 31/12/2004 has been entered into between STPL, as original landlord, the Vendor, as the new landlord and CSP, as tenant.

1	2	3	4		5	6	7
					Tenure of		State Lease of
					Head Lease		Property granted
					of Property		to JTC by the
		Lot No.			granted to		President of the
	Private Lot	all of	Certificate of		Vendor by	Long Term	Republic of
No.	No.	Mukim 13	Title (Sub)		JTC	Sublease	Singapore
between STPL and the Vendor
4	A1964507 (formerly known as Pte Lot A12787(e)) (“Fab 7”)	3696K (pt)	• •	Building Agreement dated 30/07/2001 made between JTC and STPL; and Deed of Assignment dated 31/12/2004 made between STPL and the Vendor.	30 years from 01/03/2000	• •	Agreement for Sublease dated 30/07/2001 made between STPL[2] (as sublessor) and the Purchaser (as sublessee) for a term of 30 years less 1 day from 01/03/2000; and

						Supplemental Agreement dated 03/01/2007 made between the Vendor and the Purchaser.	State Lease No. 23643, as supplemented by a Supplemental Deed dated 24/03/2008

5	A1964508 (formerly known as Pte Lot A12787(k)) (“Slurry Plant”)	4896I	• •	Building Agreement dated 21/04/2005 made between JTC and STPL; and Deed of Assignment dated	30 years from 16/05/2000	• Agreement for Sublease dated 08/07/2005 made between STPL[3] (as sublessor) and the Purchaser (as sublessee) for a term of 30 years less 1 day from	State Lease No. 23845, as supplemented by a Supplemental Deed dated 24/03/2008

[2]	A Novation Agreement dated 31/12/2004 has been entered into between STPL, as original landlord, the Vendor, as the new landlord and the Purchaser, as tenant.

[3]	Novation Agreement dated 08/07/2005 has been entered into between STPL, as original landlord, the Vendor, as the new landlord and the Purchaser, as tenant.

1	2	3	4	5	6	7
				Tenure of		State Lease of
				Head Lease		Property granted
				of Property		to JTC by the
		Lot No.		granted to		President of the
	Private Lot	all of	Certificate of	Vendor by	Long Term	Republic of
No.	No.	Mukim 13	Title (Sub)	JTC	Sublease	Singapore
			08/07/2005 made between STPL and the Vendor.		• 16/05/2000; Supplemental Agreement dated 03/01/2007 made between the Vendor and the Purchaser.
6	A1964510 (“Pte Lot A1964510”)	99528A and 4897C	Agreement for Lease dated 31/01/2008 made between JTC and Vendor.	24 years from 01/03/2006	Agreement for Sublease dated 31/01/2008 entered into between the Vendor (as sublessor) and the Purchaser (as sublessee) for a term of 24 years less 1 day from 01/03/2006.	State Lease No. 26449
Together with all the buildings structures and facilities erected by the Purchaser thereon and the plant and equipment installed therein, known as No. 60 Woodlands Industrial Park D Singapore 738406.

Annex 1
JTC Consent Letter

In witness whereof this Agreement has been entered into on the date stated at the beginning.

The Vendor

Signed by Joseph Wong for and on behalf of Terra Investments Pte Ltd in the presence of:	) ) ) ) ) ) )	/s/ Joseph Wong

/s/ Yap Zhi Liang

Witness’s signature
Name: Yap Zhi Liang

The Purchaser

Signed by Chia Song Hwee for and on behalf of Chartered Semiconductor Manufacturing Ltd. In the presence of:	) ) ) ) ) ) )	/s/ Chia Song Hwee

/s/ Janet Cun

Witness’s signature
Name: Janet Cun